Exhibit 4.19

Certain identified information contained in this document, marked by brackets, was omitted because it is both (i) not material and (ii) is the type that the Company treats as private or confidential. “[REDACTED]” indicates where the information has been omitted from this exhibit.

DEVELOPMENT AND PURCHASE AGREEMENT

This Development and Purchase agreement is executed and effective from the date of sign off by all parties.

Between

SKAN-X Radiology Devices SRL, a limited liability company, incorporated under the laws of Italy, whose corporate seat is in San Lazzaro di Savena, Bologna, Italy and whose office address is at Via della Tecnica 3, 40068 San Lazzaro di Savena, Bologna Italy herein after referred to as “CEI” (subsidiary of Skanray Technologies Limited).

AND

Nano-X Imaging Ltd., a company incorporated and existing under the laws of Israel, having its principal place of business at Ofer Tech Park94 Shlomo Shmeltzer Road Petach Tikva Israel 4970602 (“NANO-X”).

Nano-X, and CEI are hereinafter jointly referred to as the “Parties”, or individually as a “Party”.

WHEREAS:

a)	CEI is into developing and manufacturing X-ray tubes and tube components for the medical X- ray industry and (the “CEI Products”).

b)	Nano-X is focused on applying proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe and wishes to buy X-ray tube from CEI.

c)	Nano-X shall provide CEI the required semiconductor chips ("chips”) for the Modules’ assembly.

d)	IP rights and ownership is as below:

[REDACTED]

e)	Modules means the X-ray tubes manufactured by CEI using the Semi-Conductor Chips provided by Nanox and supplied exclusively to Nanox (“Modules” and/or “Tubes”).

f)	Nano-X wishes to procure these Modules from CEI based on the Know How, specifications, parts, process, equipment and instructions provided by Nano-X along with CEI’s own proprietary equipment process and Know How.

g)	Nano-X will incorporate the Modules manufactured by CEI in their own products.

h)	This Agreement sets out the terms and conditions that are applicable to any orders, which may be placed by Nano-X for the delivery of Module(s).

i)	Parties wish to set forth in writing the terms and conditions of their use of and related obligations to this Agreement.

j)	In case of conflict between provisions of this Agreement and any Purchase Order or other document or appendix, the provisions of the Agreement shall prevail.

NOW, THEREFORE PARTIES HAVE AGREED AS FOLLOWS:

1.	SCOPE OF THIS AGREEMENT

The scope of this agreement is:

a)	The additional development & capacity plan for commercialization of the Modules.

b)	Sale of Modules by CEI to Nano-X as per the terms hereof and prices set out in Appendix 1.

2.	TERM OF THE AGREEMENT

This agreement is effective on the signing date and shall remain in force for [REDACTED] from the date of signing (“Expiring Date”). Thereafter, this agreement may be renewed with mutual agreement in writing for any agreed period. If the parties intend not to renew the agreement after the Expiring Date for a further period, either party shall provide [REDACTED] notice prior to the Expiring Date, to help the other party to make alternate plans.

Confirmed Purchase Orders placed with payments prior to the Expiring Date shall be carried out by the Parties, notwithstanding the expiration of this agreement.

3.	PURCHASE ORDERS

Nano-X shall provide CEI with an irrevocable purchase order either written or in electronic form for 6 months “Purchase Order(s)”.

a)	Nano-x shall provide 6 months rolling forecast in addition to the 6 months Purchase Order as per clause 3(a).

b)	The volume variation of [REDACTED] from the [REDACTED] PO shall be accepted by CEI. Unless mutually agreed, there shall not be a variation in the 3-month rolling purchase order.

c)	For Price and Payment terms, refer Appendix 1.

d)	Such Purchase Orders shall be considered binding and accepted by CEI only upon CEI’s issuance of a written acknowledgment confirming its acceptance of the Purchase Order. CEI’s acknowledgment shall be either written or in electronic form. If CEI does not communicate to Nano-X a rejection of the Purchase Order within [REDACTED] after the date of confirmed receipt of such Purchase Order by the authorized signatories from CEI, then such Purchase Order shall be deemed to be accepted by CEI

e)	CEI will accept any Purchase Order that meets the Nano-X forecast, provided that if the requested quantity of Modules exceeds [REDACTED] of the gross forecasted capacity per quarter, the supply exceeding such number shall be made on a "mutually agreed and best efforts" basis.

f)	It is hereby further clarified that upon execution of this Agreement and at CEI’s request, Parties will cancel the outstanding Purchase Orders and reissue new purchase order in accordance with the terms of the Agreement.

4.	DELIVERY

a)	The Delivery shall be on a standard lead time of [REDACTED] from the date of accepted Purchase Orders ("Lead Time") and receipt of required quantity of chips from Nano-x. For any week (or part thereof) of late delivery after the initial [REDACTED], Nano-X shall be entitled to a discount of [REDACTED] per week. Nano-X may cancel Purchase Orders (and be entitled to a refund of amounts previously paid) if the late delivery exceeds [REDACTED] after the Lead Time. In case of delay in supply of chips by Nano-x or deterioration in the yield solely, entirely due to chips failure, such number of days shall not be considered as late delivery.

b)	CEI shall deliver the Module in CEI's standard packaging and in the ordered and agreed quantities Ex Works. Nano-X is responsible for the timely transportation (including insurance) with COC from CEI's warehouse to the destination. The Module shall be delivered in identifiable serial numbers each traceable to the relevant Device History Record (DHR) information according to the specifications of the Module as provided by Nano-X to CEI. In case Nano-X wishes for a certain type of packaging other than the standard packaging, Nano-X shall inform CEI timely about the packaging requirements and Nano-X will bear the costs of this packaging.

c)	In the event that CEI has produced the Module [REDACTED] before the agreed delivery date (“Delivery Date”), CEI is authorized to send the Module to Nano-X. In the event that CEI has produced the Module more than a week before the Delivery Date, CEI will inform Nano-X about the intention of early shipment. In this case Nano-X has the right to express their objections to early shipment within [REDACTED] business days after given notice. If early shipment has been disapproved, CEI shall keep such Module in storage on behalf of Nano-X until the Delivery Date.

5.	REJECTION

The Modules shall be subject to acceptance testing by Nano-X within a period of [REDACTED]after delivery of the Modules. The acceptance criteria shall be as set forth in Appendix 2, as may be amended from time to time by mutual written consent.

CEI shall take responsibility for the Modules, including parts, manufacturing and workmanship excluding the semiconductor chip provided by Nanox.

6.	WARRANTY:

a)	CEI grants Nano-X a manufacturing, material and workmanship warranty for the Modules for a period of [REDACTED] from the date of acceptance The said warranty is applicable upon execution of this Agreement and applies to the defects stipulated in the attached Appendix 5.

b)	CEI warrants that the Modules supplied shall be free from defects in material and workmanship under the scope of CEI.

c)	Upon delivery of the tubes, Nano-x shall inspect the delivered modules within [REDACTED] from the date of delivery.

d)	In case there is any defect in the Modules supplied by CEI, it shall be covered under the warranty as mentioned in the above clause 6 (a)

e)	CEI's liability will not cover any damage caused as a result of negligence on the part of Nano- X, unapproved change in test protocols, field applications or on the part of the end user of the Modules, or by ill-planning and/or fail design on the part of Nano-X.

f)	CEI's warranty will not cover any damage caused directly due to the semiconductor chip provided by Nano-x.

g)	CEI’s scope is limited to supply of replacement Modules at free of cost matching the quantities.

h)	The replacement Modules shall be subject to the acceptance criteria as specified in Appendix 2.

i)	In addition, it is hereby mutually agreed that upon [REDACTED], the parties will agree and amend the Agreement to include the extended general warranty for the Module in its entirety, including service commitments, Module pulse life, etc.

7.	PRICES AND PAYMENT

a)	The Prices are listed in Appendix 1. After achieving the minimum quantity, the parties will meet annually to discuss changes to the BOM cost of the Modules and may by mutual consent, adjust the prices up or down in line with the volumes.

b)	The price for the tubes rejected for Chip failures is listed in Appendix 1.

8.	DEVELOPMENT & CAPACITY

a)	Nano-X shall pay a monthly development fee of [REDACTED] from the date of signing the agreement subject to CEI meeting the monthly capacities as per Appendix 4.

b)	Nano-X & CEI have mutually agreed on the gross capacity build plan as per Appendix 4. Nano-X and CEI shall review the progress of the plan on a monthly basis and may mutually agree changes to be incorporated in Appendix 4. If the build plan is not met by CEI in spite of Nano-x meeting all the build-plan-related requirements under this agreement, CEI shall lose its privileges of Preferred Supplier status, right of first refusal and rights to exit fees in the event of termination.

c)	Nanox shall pay NRE Charges as per Appendix 4. The capacity building plan shall begin on receipt of NRE charges and sign off this agreement.

d)	During the process of gross capacity building, if any change, preapproved by Nanox, is required in testing or any other process, which needs material investment, Nanox agrees to pay the additional NRE charges for the same. If the cost of the change is within [REDACTED] of the already paid NRE, CEI will bear the same.

e)	CEI will submit the proof of building gross capacity and Nanox shall pay NRE linked to the milestone even if the Modules order is not equal to the gross capacity.

f)	CEI and Nanox agrees to review the capacity increase plan beyond [REDACTED] modules per month at the appropriate time to meet Nanox requirements in line with increase in demand.

9.	REPRESENTATIONS AND COVENANTS.

a)	CEI will maintain such number of qualified personnel and parts as are necessary to manufacture the Modules under the terms and conditions of this Agreement.

b)	CEI and Nano-x represents and warrants that as of the Effective Date no third party has sued, or otherwise brought a claim against it or any of its affiliates alleging that the Modules infringe third-party Intellectual Property rights.

c)	Anti-corruption and Anti-bribery. In conformity with the UN Convention Against Corruption, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the United States Foreign Corrupt Practices Act, the UK Anti Bribery Act, any other applicable laws and -established corporate policies regarding foreign business practices by both the parties, CEI and Nano-X undertakes to take all reasonable measures to ensure that it and its employees and agents shall not, directly or indirectly, make, offer, authorize, or promise any payment, gift, or anything of value for the purpose of improperly influencing an act or decision of a commercial enterprise or improperly influencing an act or decision of an official of any government (including a decision not to act) or inducing such a person to use his influence to affect any such commercial enterprise or governmental act or decision in order to assist CEI or Nano-X in improperly obtaining, retaining, or directing any business.

d)	Compliance with Export Laws and Import laws. The Parties agree to comply with any applicable export and import control laws and regulations. Each Party further agrees that

(i)	Is not an entity restricted or prohibited or engaged in activities restricted or prohibited by any export controls;

(ii)	the Modules will not be exported, re-exported or otherwise transferred to any country subject to a trade embargo without the appropriate export license or authorization; and

(iii)	the Modules will not be exported, re-exported or transferred to any person or entity included on any of the lists of restricted or denied parties maintained by the government or be used in activities restricted or prohibited by the export controls, including, but not limited to chemical, biological, or nuclear weapons without the appropriate export license.

e)	Each Party will at its own expense comply with all applicable international, national, state, regional, and local laws, rules, and regulations of competent public authorities relating to its duties, obligations, and performance under this Agreement.

f)	Each Party represents to the other that it has all authority necessary to enter into this Agreement, that the person(s) signing this Agreement has the authority to bind it, and that there is no legal, regulatory, business, or contractual conflict that would prevent it from executing this Agreement or performing its obligations hereunder.

10.	PREFERRED SUPPLIER; RIGHT OF FIRST REFUSAL

a)	Recognition of Preferred Status: The Parties acknowledge that CEI will hold the status of a preferred supplier under this Agreement as soon as it has the Gross capacity to produce [REDACTED]per month. If CEI fails to reach the above-mentioned capacity within [REDACTED] from execution of the Agreement, as per Appendix 4, CEI will not be eligible for the preferred supplier status.

b)	Priority in Supply and Right of First Refusal: Nano-X agrees to treat CEI as the preferred supplier for purchase of the X ray tubes, and subject to CEI’s ability to meet the quality, quantity (within in the gross installed capacity at CEI as per Appendixes 2 and 4), current prices, warranty and delivery requirements specified herein, purchase at least [REDACTED] of the tubes purchased by Nano-X from CEI, per regions where the Modules are regulatory approved (FDA, CE) (the "Preferred Capacity"). Nanox shall quarterly provide the document in support of the total Modules purchased by Nano-x. In addition, CEI shall have [REDACTED] from written notification by Nano-X to elect whether it wishes to match or exceed the terms offered by any third party. Failure by CEI to respond to any such notice by Nano-X within [REDACTED] shall be deemed a waiver of CEI of its rights hereunder. A suitable mechanism shall be put in place jointly by CEI and Nano-X directly or through a third party to ascertain the price, volumes, delivery, terms and warranty of the tubes to enable CEI to provide the offer.

c)	Price and Terms: CEI agrees to offer competitive pricing and favorable terms to Nano-X as part of the preferred supplier arrangement, provided that Nano-X meets its commitment to volume and other obligations under this Agreement.

d)	Review and Evaluation: The Parties shall conduct periodic reviews to assess Nano-x’s adherence to volume commitments. Any necessary adjustments to the preferred supplier’s status, pricing, or terms shall be discussed and mutually agreed upon in good faith.

11.	TERMINATION

a)	If a Party is in breach of one or more of its obligations under this Agreement, which default is not remedied within [REDACTED]after written notice is given to the breaching Party or, if a Party is in breach of one or more of its obligations and the breach cannot be remedied, the nonbreaching Party may, by giving [REDACTED] to the breaching Party, fully or partially terminate this Agreement, as of a date specified in the notice of termination.

b)	A Party may terminate or suspend this Agreement, or any Purchase Order in whole or in part, with immediate effect if the other Party has overgone a material change in control, material change in the nature of business, restructuring, possibilities of liquidation or bankruptcy or any event that has a potential of impacting this agreement. No exit fees (as detailed in section 11c below) shall apply in the event of such termination.

c)	Exit fees: If Nano-X unilaterally breaks this agreement before the expiring date mentioned in clause 2 of the agreement, for no fault, non-performance or breach of CEI’s obligations under the terms of this Agreement or a Purchase Order, Nano-X shall compensate CEI through an exit fee as below immediately, including any other liability under this agreement.

[REDACTED]

d)	Duties upon Termination

(i)	All provisions of this Agreement, which by their nature should survive the termination of this Agreement shall remain in effect after termination of this Agreement.

(ii)	Unless the agreement is terminated due to a breach of CEI, Nano-X shall pay all the pending dues to CEI upon termination for supply of X-ray tubes.

(iii)	CEI shall return to Nano-X all remaining chips.

(iv)	CEI shall return to Nano-X equipment funded by Nano-X via NRE or other charges, at its possession at mutually agreed terms.

(v)	Nano-X shall buy raw material, WIP & FG inventory including in transit & non- cancellable PO placed by CEI for exclusive parts to the extent of confirmed forecast & Purchase Orders.

12.	INDEMNIFICATION:

Each Party shall defend, indemnify, and hold harmless Other party from any losses, damages, liabilities, judgments, expenses, and costs (including reasonable attorneys' fees), arising out of any negligent act, error or omission or claims that the manufacturing or commercialization of the Modules (As applicable) breaches any third party intellectual property rights or breach of this Agreement or any of its agents, employees, or subcontractors in connection with the performance of this Agreement.

13.	FORCE MAJEURE

a)	Force majeure is a shortcoming that is beyond of the control of a Party and cannot be ascribed to its guilt and cannot be at its expense by virtue of law or generally accepted opinions and includes (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) national or regional emergency; and (e) other similar events beyond the reasonable control of the impacted Party. In the event of a force majeure event, the Party affected by such force majeure event shall immediately notify the other Party and indicate the expected duration of such force majeure event.

b)	The Parties will use their best endeavors to mitigate the effects of a force majeure event.

c)	If the force majeure event continues for more than [REDACTED], the other Party shall have the right to terminate the relevant Purchase Order and/or the Agreement with immediate effect by written notice, without any right to compensation of CEI or Nano-X, other than CEI refunding (within no later than [REDACTED] from the termination date) any payments made by Nano-X for Modules that were not delivered adjusting any outstanding dues, direct cash loss incurred by CEI for this transaction e.g. Purchase of raw material, raw material in stock, advance paid to supplier, shipment etc. and only in the event that the force majeure event had occurred on Nano-X’s side.

14.	CONFIDENTIALITY AND PRESS RELEASE

a)	The parties shall enter into a Mutual Non-Disclosure Agreement in the form attached as Appendix 3.

b)	Neither Party may issue a press release describing rights, obligations, intent to perform, and relationship under this Agreement without the prior written approval of the other, which approval shall not be unreasonably withheld, provided however that the above shall not derogate from either parties right, as Nanox is a publicly traded company and CEI is public company to make any disclosure as may be required by law. or any stock exchange regulations or rules.

15.	INSURANCE

CEI agrees to obtain and maintain, at its own expense for the term of this agreement and for at least three [REDACTED] after the expiration or termination of this Agreement at least the following insurance policies:

(i)	general liability and products liability insurance coverage for the Modules with minimum limits of liability of [REDACTED] per occurrence and [REDACTED] in the annual aggregate. CEI shall include Nano-X is named as an additional insured in its insured customers list;

(ii)	commercial property for all property and equipment of any kind and description owned by Nano-X brought/stored at CEI's facilities, according to the existing policy condition;

(iii)	Statutory Worker's Compensation Insurance as required by applicable law, named INAIL (iv) Employers' liability insurance with the local common limit of liability but not less than [REDACTED] per occurrence and in aggregate.

16.	TRANSFER OF RIGHTS AND OBLIGATIONS

a)	Parties may not transfer any of its rights and obligations under this Agreement to any third party without the prior written consent of the other Party. This Agreement shall continue to be binding on the Parties and their respective successors and permitted assigns.

b)	Nothing in this Agreement shall be understood or construed as an assignment by Nano-X to CEI or CEI to Nano-X of any intellectual property rights or know how.

17.	NOTICES

a)	All correspondence and communication in connection with this Agreement shall be in the English language.

b)	Any notice or communication required or desired to be given hereunder shall be in writing and shall be deemed delivered when sent by confirmed e-mail or by overnight express courier (such as FedEx) marked for the earliest possible delivery, in each case addressed to the other Party as set forth below, or to such other address as that Party may have specified by prior notice to the other given in the manner herein provided:

CEI:

SKAN-X Radiology Devices SRL

CEO

Via della Tecnica 3, 40068 San Lazzaro di Savena, Bologna Italy.

Email:____________________________

CC:

Skanray Technologies Limited

Company Secretary

Plot #15-17, Hebbal Industrial Area, Mysore - 570016

Nano-x:

Nanox Imaging Ltd.

CEO

Ofer Tech Park,94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602

Email: erez.m@nanox.vision

CC:

[REDACTED]

c)	Any change of address must be reported by written notice and the new address shall be deemed the official address for purposes of this Agreement beginning three days after such notice has been sent.

18.	MISCELLANEOUS

a)	It is expressly understood and agreed that notwithstanding anything to the contrary, the general conditions of purchase, sale, services or maintenance of the Parties shall not be applicable to this Agreement or any Purchase Order hereunder.

b)	No benefits or rights accruing to either Party under this Agreement shall be waived unless the waiver is reduced to writing and signed by both Parties to this Agreement. The waiver, in one instance, of any act, condition or requirement stipulated in this Agreement shall not constitute a continuing waiver or a waiver of any other act, condition or requirement in other instances, unless specifically so stated. The delay or failure of either Party to exercise its rights under this Agreement shall in no case constitute or be deemed a waiver or forfeiture of such rights.

c)	The Parties agree that during the term of this Agreement and for [REDACTED] thereafter, each Party shall neither solicit for employment, consultancy, outsourced services, advisory roles etc., whether directly or indirectly any employee of the other Party to terminate his or her employment with the other Party, nor employ an employee of the other Party.

d)	Nothing in this Agreement shall create, evidence or imply any agency, partnership or joint venture between the Parties. No Party shall act or describe itself as the agent of the other Party nor shall a Party have, or represent that it has, any authority to make commitments on behalf of the other.

e)	This Agreement (i) is the complete agreement between the Parties with respect to the subject matter of this Agreement; and (ii) replaces and sets aside all previous arrangements, agreements and undertakings in respect thereof, except the conditions as agreed in the Non - Disclosure agreement between the Parties (as referred to in article 12). The conditions in this Non - Disclosure agreement are also applicable.

f)	No amendment of this Agreement shall be effective unless such amendment is in writing and duly signed by each of the Parties.

19.	APPLICABLE LAW AND DISPUTES

a)	The Parties agree to attempt initially to solve all claims, disputes, or controversies arising under, out of, or in connection with this Agreement by conducting good faith negotiations.

b)	If one or more provisions of this Agreement are declared to be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected. In such a case, each of the Parties shall use its best efforts to immediately and in good faith negotiate a legally valid provision in replacement, without affecting the spirit of this Agreement.

c)	Any legal proceedings arising out of this Agreement or relating thereto or in any manner connected with this Agreement, shall be instituted in Bologna, Italy.

d)	All the terms under this Agreement shall remain same until amended in writing by both the parties to the Agreement Thus agreed upon and signed in duplicate intending each duplicate copy to serve as an original.

	For Nano-X Imaging Ltd	For Skan-X Radiology Devices SRL
Signature	/s/ Erez Meltzer /s/ Ran Daniel	/s/ Kavita Swame
Name	Erez Meltzer Ran Daniel	Kavita Swame
Designation	CEO CFO	CEO
Date	December 22, 2024	17th December 2024
Place	Israel	Bologna

Appendix 1

Prices and Quantity

[REDACTED]

Appendix 2

Acceptance Criteria

Delivered Modules are to meet the attached SPEC and each delivered Module to be accompanied by the attached Quality template

[REDACTED]

Appendix 3

Mutual Non-Disclosure Agreement

[REDACTED]

MUTUAL NON-DISCLOSURE AGREEMENT

[REDACTED]

[REDACTED]

Appendix 5

Annexure for Warranty Clause

[REDACTED]